EXHIBIT 10.24

DOCUMENT CERTIFICATION

The document attached hereto is certified to be a true and correct copy of the original of the following document:

Regulatory Agreement

Between **The Pavilion Care Center LLC**
And the Secretary of Housing and Urban Development

Dated November 27, 2007
Recorded November 26, 2007,
As Instrument #: OR Book 1066, pg 31 // At 10:55 a.m.
in the Office of the Recorder of Shelby County
in the State of Ohio

Lawyers Title Insurance Company

By: Cornerstone Title Agency, LLC

By: [signature]
Name printed: Linda S. Boos
Authorized Agent

Regulatory Agreement for Multifamily Housing Projects

U.S. Department of Housing And Urban Development
Office of Housing
Federal Housing Commissioner

Under Sections 207, 220, 221(d)(4), 231 and 232, Except Nonprofits

Project Number	Mortgagee
043-22028	Red Mortgage Capital, Inc.

Amount of Mortgage Note	Date
$2,108,800.00	as of November 27, 2007

Mortgage Recorded State **Ohio**	County **Shelby**	Date	Originally endorsed for insurance under Section
Book	Page	November 26, 2007	**232, Pursuant to Section 223(a)(7) of the National Housing Act, as Amended**

This Agreement entered into ~~this~~ as of the 27th day of **November**, 2007 between **The Pavilion Care Center, LLC** whose address is **5057 Troy Road, Springfield, Ohio 45502** ~~their~~ its successors, heirs, and assigns (jointly and severally, hereinafter referred to as Owners) and the undersigned Secretary of Housing and Urban Development and his successors (hereinafter referred to as Secretary).

In consideration of the endorsement for insurance by the Secretary of the above described note or in consideration of the consent of the Secretary to the transfer of the mortgaged property or the sale and conveyance of the mortgaged property by the Secretary, and in order to comply with the requirements of the National Housing Act, as amended, and the Regulations adopted by the Secretary pursuant thereto, Owners agree for themselves, their successors, heirs and assigns, that in connection with the mortgaged property and the project operated thereon and so long as the contract of mortgage insurance continues in effect, and during such further period of time as the Secretary shall be the owner, holder or reinsurer of the mortgage, or during any time the Secretary is obligated to insure a mortgage on the mortgaged property:

1. Owners, except as limited by paragraph 17 hereof, assume and agree to make promptly all payments due under the note and mortgage.

2. (a) Owners shall establish or continue to maintain a reserve fund for replacements by the allocation to such reserve fund in a separate account with the mortgagee or in a safe and responsible depository designated by the mortgagee, concurrently with the beginning of payments towards amortization of the principal of the mortgage insured or held by the Secretary of an amount equal to **$3,416.66** ($1,350.58 for realty items and $2,066.08 for non-realty items) per month unless a different date or amount is approved in writing by the Secretary. **In addition, Owners shall make an initial deposit in the amount of $158,272.90. Part of such initial deposit shall be funded from the transfer of the existing $146,285.98 balance that is in the reserve fund for replacements maintained under FHA Project No. 043-22013.**

Such fund, whether in the form of a cash deposit or invested in obligations of, or fully guaranteed as to principal by, the United States of America shall at all times be under the control of the mortgagee. Disbursements from such fund, whether for the purpose of effecting replacement of structural elements and mechanical equipment of the project or for any other purpose, may be made only after receiving the consent in writing of the Secretary. In the event that the owner is unable to make a mortgage note payment on the due date and that payment cannot be made prior to the due day of the next such installment or when the mortgagee has agreed to forgo making an election to assign the mortgage to the Secretary based on a monetary default, or to withdraw an election already made, the Secretary is authorized to instruct the mortgagee to withdraw funds from the reserve fund for replacements to be applied to the mortgage payment in order to prevent or cure the default. In addition, in the event of a default in the terms of the mortgage, pursuant to which the loan has been accelerated, the Secretary may apply or authorize the application of the balance in such fund to the amount due on the mortgage debt as accelerated.

(b) Where Owners are acquiring a project already subject to an insured mortgage, the reserve fund for replacements to be established will be equal to the amount due to be in such fund under existing agreements or charter provisions at the time Owners acquire such project, and payments hereunder shall begin with the first payment due on the mortgage after acquisition, unless some other method of establishing and maintaining the fund is approved in writing by the Secretary.

3. Real property covered by the mortgage and this agreement is described in ~~Schedule~~ Exhibit A attached hereto.

(This paragraph 4 is not applicable to cases insured under Section 232.)

4. (a) Owners shall make dwelling accommodation and services of the project available to occupants at charges not exceeding those established in accordance with a rental schedule approved in writing by the Secretary, for any project subject to regulation of rent by the Secretary. Accommodations shall not be rented for a period of less than thirty (30) days, or, unless the mortgage is insured under Section 231, for more than three years. Commercial facilities shall be rented for such use and upon such terms as approved by the Secretary. Subleasing of dwelling accommodations, except for subleases of single dwelling accommodations by the tenant thereof, shall be prohibited without prior written approval of Owners and the Secretary and any lease shall so provide. Upon discovery of any unapproved sublease, Owners shall immediately demand cancellation and notify the Secretary thereof.

(b) Upon prior written approval by the Secretary, Owners may charge to and receive from any tenant such amounts as from time to time may be mutually agreed upon between the tenant and the Owners for any facilities and/or services which may be furnished by the Owners or others to such tenant upon his request, in addition to the facilities and services included in the approved rental schedule. Approval of charges for facilities and services is not required for any project not subject to regulation of rent by the Secretary.

(c) For any project subject to regulation of rent by the Secretary, the Secretary will at any time entertain a written request for a rent increase properly supported by substantiating evidence and within a reasonable time shall:

(i) Approve a rental schedule that is necessary to compensate for any net increase, occurring since the last approved rental schedule, in taxes (other than income taxes) and operating and maintenance cost over which Owners have no effective control or;

    (ii)   Deny the increase stating the reasons therefor.

5.   (a) If the mortgage is originally a Secretary-held purchase money mortgage, or is originally endorsed for insurance under any Section other than Sections 231 or 232 and is not designed primarily for occupancy by elderly persons, Owners shall not in selecting tenants discriminate against any person or persons by reason of the fact that there are children in the family.

   (b) If the mortgage is originally endorsed for insurance under Section 221, Owners shall in selecting tenants give to displaced persons or families an absolute preference or priority of occupancy which shall be accomplished as follows:

      (1) For a period of sixty (60) days from the date of original offering, unless a shorter period of time is approved in writing by the Secretary, all units shall be held for such preferred applicants, after which time any remaining unrented units may be rented to non-preferred applicants;

      (2) Thereafter, and on a continuing basis, such preferred applicants shall be given preference over nonpreferred applicants in their placement on a waiting list to be maintained by the Owners; and

      (3) Through such further provisions agreed to in writing by the parties.

   (c) Without the prior written approval of the Secretary not more than 25% of the number of units in a project insured under Section 231 shall be occupied by persons other than elderly persons.

   (d) All advertising or efforts to rent a project insured under Section 231 shall reflect a bona fide effort of the Owners to obtain occupancy by elderly persons.

6.   Owners shall not without the prior written approval of the Secretary:

   (a) Convey, transfer, or encumber any of the mortgaged property, or permit the conveyance, transfer or encumbrance of such property.

   (b) Assign, transfer, dispose of, or encumber any personal property of the project, including rents, or pay out any funds except from surplus cash, except for reasonable operating expenses and necessary repairs.

   (c) Convey, assign, or transfer any beneficial interest in any trust holding title to the property, or the interest of any general partner in a partnership owning the property, or any right to manage or receive the rents and profits from the mortgaged property.

   (d) Remodel, add to, reconstruct, or demolish any part of the mortgaged property or subtract from any real or personal property of the project.

   (e) Make, or receive and retain, any distribution of assets or any income of any kind of the project except surplus cash and except on the following conditions:

      (1) All distributions shall be made only as of and after the end of a semiannual or annual fiscal period, and only as permitted by the law of the applicable jurisdiction;

      (2) No distribution shall be made from borrowed funds, prior to the completion of the project or when there is any default under this Agreement or under the note or mortgage;

      (3) Any distribution of any funds of the project, which the party receiving such funds is not entitled to retain hereunder, shall be held in trust separate and apart from any other funds; and

      (4) There shall have been compliance with all outstanding notices of requirements for proper maintenance of the project.

   (f) Engage, except for natural persons, in any other business or activity, including the operation of any other rental project, or incur any liability or obligation not in connection with the project.

   (g) Require, as a condition of the occupancy or leasing of any unit in the project, any consideration or deposit other than the prepayment of the first month's rent plus a security deposit in an amount not in excess of one month's rent to guarantee the performance of the covenants of the lease. Any funds collected as security deposits shall be kept separate and apart from all other funds of the project in a trust account the amount of which shall at all times equal or exceed the aggregate of all outstanding obligations under said account.

   (h) Permit the use of the dwelling accommodations or nursing facilities of the project for any purpose except the use which was originally intended, or permit commercial use greater than that originally approved by the Secretary.

7.   Owners shall maintain the mortgaged premises, accommodations and the grounds and equipment appurtenant thereto, in good repair and condition. In the event all or any of the buildings covered by the mortgage shall be destroyed or damaged by fire or other casualty, the money derived from any insurance on the property shall be applied in accordance with the terms of the mortgage.

8.   Owners shall not file any petition in bankruptcy or for a receiver or in insolvency or for reorganization or composition, or make any assignment for the benefit of creditors or to a trustee for creditors, or permit an adjudication in bankruptcy or the taking possession of the mortgaged property or any part thereof by a receiver or the seizure and sale of the mortgaged property or any part thereof under judicial process or pursuant to any power of sale, and fail to have such adverse actions set aside within forty-five (45) days.

9.   (a) Any management contract entered into by Owners or any of them involving the project shall contain a provision that, in the event of default hereunder, it shall be subject to termination without penalty upon written request by the Secretary. Upon such request Owners shall immediately arrange to terminate the contract within a period of not more than thirty (30) days and shall make arrangements satisfactory to the Secretary for continuing proper management of the project.

   (b) Payment for services, supplies, or materials shall not exceed the amount ordinarily paid for such services, supplies, or materials in the area where the services are rendered or the supplies or materials furnished.

(c) The mortgaged property, equipment, buildings, plans, offices, apparatus, devices, books, contracts, records, documents, and other papers relating thereto shall at all times be maintained in reasonable condition for proper audit and subject to examination and inspection at any reasonable time by the Secretary or his duly authorized agents. Owners shall keep copies of all written contracts or other instruments which affect the mortgaged property, all or any of which may be subject to inspection and examination by the Secretary or his duly authorized agents.

(d) The books and accounts of the operations of the mortgaged property and of the project shall be kept in accordance with the requirements of the Secretary.

(e) Within sixty (60) days following the end of each fiscal year the Secretary shall be furnished with a complete annual financial report based upon an examination of the books and records of mortgagor prepared in accordance with the requirements of the Secretary, prepared and certified to by an officer or responsible Owner and, when required by the Secretary, prepared and certified by a Certified Public Accountant, or other person acceptable to the Secretary.

(f) At request of the Secretary, his agents, employees, or attorneys, the Owners shall furnish monthly occupancy reports and shall give specific answers to questions upon which information is desired from time to time relative to income, assets, liabilities, contracts, operation, and condition of the property and the status of the insured mortgage.

(g) All rents and other receipts of the project shall be deposited in the name of the project in a financial institution, whose deposits are insured by an agency of the Federal Government. Such funds shall be withdrawn only in accordance with the provisions of this Agreement for expenses of the project or for distributions of surplus cash as permitted by paragraph 6(e) above. Any Owner receiving funds of the project other than by such distribution of surplus cash shall immediately deposit such funds in the project bank account and failing so to do in violation of this Agreement shall hold such funds in trust. Any Owner receiving property of the project in violation of this Agreement shall hold such funds in trust. At such time as the Owners shall have lost control and/or possession of the project, all funds held in trust shall be delivered to the mortgagee to the extent that the mortgage indebtedness has not been satisfied.

(h) If the mortgage is insured under Section 232:

(1) The Owners or lessees shall at all times maintain in full force and effect from the state or other licensing authority such license as may be required to operate the project as a nursing home and shall not lease all or part of the project except on terms approved by the Secretary.

(2) The Owners shall suitably equip the project for nursing home operations.

(3) The Owners shall execute a Security Agreement and Financing Statement (or other form of chattel lien) upon all items of equipment, except as the Secretary may exempt, which are not incorporated as security for the insured mortgage. The Security Agreement and Financing Statement shall constitute a first lien upon such equipment and shall run in favor of the mortgagee as additional security for the insured mortgage.

(i) If the mortgage is insured under Section 231, Owners or lessees shall at all times maintain in full force and effect from the state or other licensing authority such license as may be required to operate the project as housing for the elderly.

(4) The Mortgagor and/or Lessee and/or Operator and/or Management Agent, as applicable, shall maintain the requisite level of professional liability insurance as determined by the Commissioner. Annually, the Mortgagor shall ensure that the Lessee/Operator/Management Agent, as applicable, provides to HUD a certification of compliance with HUD's professional liability insurance requirements.

(5) The Owners will not alter, or suffer or permit the alteration of, the residential care license or other operating authority of the Project without the advance written approval of the Secretary. In the event that any such alteration is proposed, upon learning of that event the Owners will advise the Secretary promptly.

(6) The Owners will not enter into, amend, or agree to the assignment of, any operating lease for all or part of the Project without the advance written approval of, and on the terms satisfactory to, the Secretary.

10. Owners will comply with the provisions of any Federal, State, or local law prohibiting discrimination in housing on the grounds of race, color, religion or creed, sex, or national origin, including Title VIII of the Civil Rights Act of 1968 (Public Law 90-284; 82 Stat. 73), as amended, Executive Order 11063, and all requirements imposed by or pursuant to the regulations of the Department of Housing and Urban Development implementing these authorities (including 24 CFR Parts 100, 107 and 110, and Subparts I and M of Part 200).

11. Upon a violation of any of the above provisions of this Agreement by Owners, the Secretary may give written notice thereof, to Owners, by registered or certified mail, addressed to the addresses stated in this Agreement, or such other addresses as may subsequently, upon appropriate written notice thereof to the Secretary, be designated by the Owners as their legal business address. If such violation is not corrected to the satisfaction of the Secretary within thirty (30) days after the date such notice is mailed or within such further time as the Secretary determines is necessary to correct the violation, without further notice the Secretary may declare a default under this Agreement effective on the date of such declaration of default and upon such default the Secretary may:

(a) (i) If the Secretary holds the note - declare the whole of said indebtedness immediately due and payable and then proceed with the foreclosure of the mortgage;

(ii) If said note is not held by the Secretary - notify the holder of the note of such default and request holder to declare a default under the note and mortgage, and holder after receiving such notice and request, but not otherwise, at its option, may declare the whole indebtedness due, and thereupon proceed with foreclosure of the mortgage, or assign the note and mortgage to the Secretary as provided in the Regulations;

(b) Collect all rents and charges in connection with the operation of the project and use such collections to pay the Owners' obligations under this Agreement and under the note and mortgage and the necessary expenses of preserving the property and operating the project.

(c) Take possession of the project, bring any action necessary to enforce any rights of the Owners growing out of the project operation, and operate the project in accordance with the terms of this Agreement until such time as the Secretary in his discretion determines that the Owners are again in a position to operate the project in accordance with the terms of this Agreement and in compliance with the requirements of the note and mortgage.

(d) Apply to any court, State or Federal, for specific performance of this Agreement, for an injunction against any violation of the Agreement, for the appointment of a receiver to take over and operate the project in accordance with the terms of the Agreement, or for such other relief as may be appropriate, since the injury to the Secretary arising from a default under any of the terms of this Agreement would be irreparable and the amount of damage would be difficult to ascertain.

12. As security for the payment due under this Agreement to the reserve fund for replacements, and to secure the Secretary because of his liability under the endorsement of the note for insurance, and as security for the other obligations under this Agreement, the Owners respectively assign, pledge and mortgage to the Secretary their rights to the rents, profits, income and charges of whatsoever sort which they may receive or be entitled to receive from the operation of the mortgaged property, subject, however, to any assignment of rents in the insured mortgage referred to herein. Until a default is declared under this Agreement, however, permission is granted to Owners to collect and retain under the provisions of this Agreement such rents, profits, income, and charges, but upon default this permission is terminated as to all rents due or collected thereafter.

13. As used in this Agreement the term:

(a) "Mortgage" includes "Deed of Trust", "Chattel Mortgage", "Security Instrument", and any other security for the note identified herein, and endorsed for insurance or held by the Secretary;

(b) "Mortgagee" refers to the holder of the mortgage identified herein, its successors and assigns;

(c) "Owners" refers to the persons named in the first paragraph hereof and designated as Owners, their successors, heirs and assigns;

(d) "Mortgaged Property" includes all property, real, personal or mixed, covered by the mortgage or mortgages securing the note endorsed for insurance or held by the Secretary;

(e) "Project" includes the mortgaged property and all its other assets of whatsoever nature or wheresoever situate, used in or owned by the business conducted on said mortgaged property, which business is providing housing and other activities as are incidental thereto;

(f) "Surplus Cash" means any cash remaining after:

(1) the payment of:

(i) All sums due or currently required to be paid under the terms of any mortgage or note insured or held by the Secretary;

(ii) All amounts required to be deposited in the reserve fund for replacements;

(iii) All obligations of the project other than the insured mortgage unless funds for payment are set aside or deferment of payment has been approved by the Secretary; and

(2) the segregation of:

(i) An amount equal to the aggregate of all special funds required to be maintained by the project; and

(ii) All tenant security deposits held.

(g) "Distribution" means any withdrawal or taking of cash or any assets of the project, including the segregation of cash or assets for subsequent withdrawal within the limitations of Paragraph 6(e) hereof, and excluding payment for reasonable expenses incident to the operation and maintenance of the project.

(h) "Default" means a default declared by the Secretary when a violation of this Agreement is not corrected to his satisfaction within the time allowed by this Agreement or such further time as may be allowed by the Secretary after written notice;

(i) "Section" refers to a Section of the National Housing Act, as amended.

(j) "Displaced persons or families" shall mean a family or families, or a person, displaced from an urban renewal area, or as the result of government action, or as a result of a major disaster as determined by the President pursuant to the Disaster Relief Act of 1970.

(k) "Elderly person" means any person, married or single, who is sixty-two years of age or over.

(l) "rents" and "profits" shall include: all residential care facility revenues, charges, fees and assistance payments arising from the operation of the residential care facility, and related facilities, including but not limited to Medicare, Medicaid, social security and third party reimbursement payments, if any, and all payments and income arising from the leasing, if any, of the residential care facility, and/or related facilities.

14. This instrument shall bind, and the benefits shall inure to, the respective Owners, their heirs, legal representatives, executors, administrators, successors in office or interest, and assigns, and to the Secretary and his successors so long as the contract of mortgage insurance continues in effect, and during such further time as the Secretary shall be the owner, holder, or reinsurer of the mortgage, or obligated to reinsure the mortgage.

15. Owners warrant that they have not, and will not, execute any other agreement with provisions contradictory of, or in opposition to, the provisions hereof, and that, in any event, the requirements of this Agreement are paramount and controlling as to the rights and obligations set forth and supersede any other requirements in conflict therewith.

16. The invalidity of any clause, part or provisions of this Agreement shall not affect the validity or of the remaining portions thereof.

17. The following Owners: **The Pavilion Care Center, LLC, its managers and members, present and future**

Do not assume personal liability for payments due under the note and mortgage, or for the payments to the reserve for replacements, or for matters not under their control, provided that said Owners shall remain liable under this Agreement only with respect to the matters hereinafter stated; namely:

(a) for funds or property of the project coming into their hands which, by the provisions hereof, they are not entitled to retain; and

(b) for their own acts and deeds or acts and deeds of others which they have authorized in violation of the provisions hereof.

18. The Owner or its successors and/or assigns shall not, without the prior written approval of the Mortgagee, transfer, assign, encumber, or alienate from the project in any manner whatsoever any Certificate of Need (CON), Residential Care Facility License (RCFL) or any Medicaid/Medicare Provider Agreement (PA) granted by the State of Ohio, Department of Health (ODH), nor any of them. With respect to any CON, RCFL and PA, it is understood that ODH administers the laws governing these matters and will require compliance therewith. The Security Agreement and Financing Statement referred to in paragraph 9(h)(3) above and, incorporated herein by reference shall constitute, to the extent permitted by law, a first lien upon all of the Owner's rights, titles and interest, if any, in said CON, RCFL and PA.

However, in the event of either a monetary or covenant default under the Regulatory Agreement or FHA-Insured Note, the Mortgage Deed securing said Note which results in an assignment of the Note and Mortgage to the Secretary, the Owner shall cooperate in any legal lawful manner necessary or required to permit the Secretary to continue to cause the mortgaged property to continue to be operated and maintained as a residential care facility in Owner's name, place and stead under any CON, RCFL license and PA for the mortgaged property.

For the intents and purposes herein, Owner hereby irrevocably nominates and appoints the Secretary, his/her successors and assigns, as its attorney-in-fact coupled with an interest to do all things necessary, including but not limited to, provide any and all information and data, pay such fees as may be required, and execute and sign in the name of the Owner, its successors or assigns, required by ODH or any other governmental entity exercising jurisdiction over residential care facilities, any and all documents necessary to operate the mortgaged property as a residential care facility under any CON, RCFL and PA.

19. **Multiple Counterparts.** This Agreement may be executed in counterparts, each of which will be an original, but which, taken together, will constitute one and the same Agreement.

(To be executed with formalities for recording a deed to real estate.)

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first set forth above.

THE PAVILION CARE CENTER, LLC,
an Ohio limited liability company



By: _____

~David A. Tenwick, Manager

STATE OF OHIO	)
	) ss:
COUNTY OF FRANKLIN	)

On this 20th day of November, 2007, before me, the undersigned, personally appeared David A. Tenwick, personally known to me or proved to me on the basis of satisfactory evidence to be the individual whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his capacity, and that by his signature on the instrument, the individual and limited liability company executed the instrument; as his free act and deed, and the free act and deed of said limited liability company.

In Witness Whereof, I have hereunto set my hand and affixed my official seal the day and year in this Certificate first above written.



_____
Notary Public in and for said County and State

My commission expires _____.



CHRISTOPHER J. DUSSEAU
ATTORNEY AT LAW
Notary Public, State of Ohio
My Commission Has No Expiration Date
Section 147.03 ORC



SECRETARY OF HOUSING AND URBAN DEVELOPMENT, acting by and through the Federal Housing Commissioner

By: [signature]
Name: John M. Hartung
Title: Authorized Agent

STATE OF OHIO)
) ss:
COUNTY OF FRANKLIN)

On this 19th day of November, 2007, before me, a Notary Public in and for said County and State, duly commissioned and sworn, personally appeared John M. Hartung, known to me to be the duly appointed Authorized Agent and the person who executed the foregoing instrument and acknowledged execution and delivery of the aforesaid instrument for and on behalf of the Federal Housing Commissioner, for the purposes therein expressed.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed my official seal the day and year in this Certificate first above written.

[signature: Rosalind P. Glover]
Notary Public in and for said County and State

NOTARIAL SEAL
STATE OF OHIO
ROSALIND P. GLOVER
Notary Public, State of Ohio
My Commission Expires 07/15/2009

My commission expires 7/15/09.

THIS INSTRUMENT WAS PREPARED BY:

William D. G. Baldwin, Esq.
Vorys, Sater, Seymour & Pease LLP
Suite 2000, Atrium Two
221 E. Fourth Street
Post Office Box 0236
Cincinnati, Ohio 45201-0236

Exhibit A

Legal Description

11/19/2007 Columbus 10267157 **3.282 ACRE & 0.578 ACRE TRACTS**

LOCATED WEST OF FULTON STREET, SOUTH OF FIELDING ROAD
CITY OF SIDNEY, COUNTY OF SHELBY, OHIO

Situated in the State of Ohio, County of Shelby, City of Sidney, being a part of Miami River Survey, Township 1, Range 13, Sections 10 & 4, said 3.282 & 0.578 acre tracts of land conveyed to *UVMC NURSING CARE, INC.*, as shown in Deed Volume 352, Page 152, Recorder's Office, Shelby County, Ohio, said tracts being more particularly described as follows:

<u>TRACT I - 0.578 ACRES</u>
Beginning for reference at a 4" x 3" rectangular monument stone found at the corner of Sections 10, 4, 3 and 9, said stone delineated upon a *PLAT OF SURVEY* by Thomas L. Sheldon, P.S. as shown in Volume 5, Page 104, thence along the easterly line of Section 10 and the westerly line of a 1.700 acre tract conveyed to *WENDY E. MITCHELL* as shown in Deed Volume 991, Page 53, North 05°00'00" East, a distance of 504.77 feet a 4" diameter, 4 feet in height wooden fence post found marking the TRUE POINT OF BEGINNING of the herein described 0.578 acre tract of land;

Thence and continuing with said aforementioned Section line North 05°00'00" East, passing a drill hole set a 87.89 feet, a total distance of 184.06 (184.20 by deed) feet to an iron pin set at the southwest corner of a tract of land conveyed to *ELMER C. & KIMBERLY B. KIES* as shown in Deed Volume 383, Page 169;

Thence and along the boundary lines of said 0.578 acre and said *KIES* tract the following three (3) courses:

1) North 89°25'29" East, a distance of 82.06 (80.50 by deed) feet to an iron pipe found;

2) North 06°26'09" East, distance of 19.49 (20.00 by deed) feet to an iron pipe found;

3) South 86°09'41" East, a distance of 62.53 (63.00 by deed) feet to an iron pipe found marking the southeast corner of a 0.240 acre tract conveyed to *GARY CAVINDER* as shown in Deed Volume 270, Page 550, said pipe being in the westerly line of the *CLIFFORD T & HENERY A SHIE* subdivision of record as shown in Plat Book 3, Page 166;

Thence along the westerly line of said SHIE subdivision and the easterly line of 0.578 acre tract South 04°54'58" West, a distance of 163.52 (159.00 by deed) feet to a 4" diameter, 4 feet in height wooden fence post found marking the northeast corner of said 1.700 acre tract;

Thence along the northerly line of said 1.700 acre tract South 76°13'36" West, a distance of 153.07 (155.76 by deed) feet to the TRUE POINT OF BEGINNING, containing 0.578 acres, more or less. Subject to all easements, agreements and right of ways of record.

<u>TRACT II - 3.282 ACRES</u>
Beginning at a 4"x3" rectangular monument stone found at the corner of Sections 10, 4, 3 and 9, said stone delineated upon a *PLAT OF SURVEY* by Thomas L. Sheldon, P.S. as shown in Volume 5, Page 104, said stone also marking the TRUE POINT OF BEGINNING of the herein described 3.282 acre tract of land;

Thence along the southerly line of Section 10 North 84°41'20" West, a distance of 234.12 (233.60 by deed/plat) feet to an iron pin set in the easterly line of Lot 3330 of the *PETER WAGNER'S ADDITION,* a subdivision of record as shown in Plat Book 2, Page 88;

Thence along the easterly line of said *ADDITION* North 02°58'55" East, a distance 577.66 (578.45 by deed/plat) feet an iron pipe found at the southwest corner of a 1.053 acre tract conveyed to *VIOLET J. HELMAN* as shown in Deed Volume 237, Page 322 and the northwest corner of said 3.282 acre tract, said pipe being in the easterly line of Lot 38 of aforementioned *ADDITION;*

Thence along the southerly line of said 1.053 acre tract and the northerly line of said 3.282 acre tract South 88°10'08" East, passing an iron pipe found at 158.69 feet, a total distance of 254.85 (254.75 by deed/plat) feet to a drill hole in concrete set marking the southeast corner of a 0.624 acre tract conveyed to *KENT M. & MARCELLA N. HUFFMAN* as shown in Deed Volume 334, Page 41, said drill hole being in the westerly line of Section 10 and said 3.282 acre tract;

Thence along the easterly line of Section 10 and the westerly line of a 1.700 acre tract conveyed to *WENDY E. MITCHELL* as shown in Deed Volume 991, Page 53, South 05°00'00" West, a distance of 592.66 (593.00 by deed/plat) feet to TRUE POINT OF BEGINNING, containing 3.282 acres, more or less. Subject to all easements, agreements and right of ways of record.

Both descriptions were prepared by LJB Incorporated and are based on official county records of the Shelby County Recorder's Office and actual field survey of the premises in September 2001.

The basis of bearings for the descriptions was the establishment of the easterly line of Section 10 by field evidence and cited as North 5°00'00" East, in Deed Volume 237, Page 323, Deed Volume 256, Page 258 and Deed Volume 334, Page 41, Recorder's Office, Shelby County, Ohio

All iron pins set in the above boundary descriptions ⅝" (O.D.) 30" long with a plastic cap stamp (LJB).

11/19/2007 Columbus 10267157.3

FHA FORM NO. 4165-D
(CORPORATE)
Rev. November 1974

MORTGAGE NOTE

COPY

$2,108,800.00

Sidney, Ohio.
November 27, 2007 ~~19~~

FOR VALUE RECEIVED, the undersigned, **The Pavilion Care Center, LLC, an Ohio limited liability company**, promise(s) to pay to **Red Mortgage Capital, Inc.**, a corporation of the State of **Ohio**, or order, at its principal place of business ~~in~~ **at Two Miranova Place, 12th Floor, in the City of Columbus**, State **of Ohio**, or at such other place as may be designated in writing by the holder of this Note, the principal sum of **Two Million One Hundred Eight Thousand Eight Hundred and no/100** Dollars (**$2,108,800.00**), with interest from date at the rate of **five and 95/100ths** per centum (**5.95%**) per annum on the unpaid balance until paid. The said principal and interest shall be payable in monthly installments as follows:

Interest only payable on the first day of December, 2007. Commencing on the first day of January, 2008, monthly installments of interest and principal shall be paid in the sum of Fifteen Thousand and Forty Seven and 33/100 Dollars ($15,047.33) each, such payments to continue monthly thereafter on the first day of each succeeding month until the entire indebtedness has been paid in full. In any event, the balance of the principal (if any) remaining unpaid, plus accrued interest, shall be due and payable on December 1, 2027. The installments of interest and principal shall be applied first to interest at the rate of five and 95/100ths percent (5.95%) per annum upon the principal sum or so much thereof as shall from time to time remain unpaid and the balance thereof shall be applied on account of principal.

See Rider to Mortgage Note attached hereto and incorporated by reference herein.

This Note is secured by Mortgage upon real estate in **Shelby** County, Ohio, and is to be ~~constructed~~ **construed** according to the laws of the State of Ohio.

~~Privilege is reserved to pay the debt in whole or in an amount equal to one or more monthly payments on principal next due, on the first day of any month prior to maturity upon at least thirty (30) days' prior written notice to the holder. Notwithstanding any provision herein for a prepayment charge, such charge shall be applicable only to the amount of prepayment in any one calendar year which is in excess of fifteen per centum (15%) of the original principal sum of this Note.~~

If default be made in the payment of any installment under this Note, and if such default is not made good prior to the due date on the next such installment, the entire principal sum and accrued interest shall at once become due and payable without notice, at the option of the holder of this Note. Failure to exercise this option shall not constitute a waiver of the right to exercise the same in the event of any subsequent default. In the event of default in the payment of this Note, and if the same is collected by an attorney at law, the undersigned hereby agree(s) to pay all costs of collection, including a reasonable attorney's fee.

~~No default shall exist by reason of nonpayment of any required installment of principal so long as the amount of optional additional prepayments of principal already made pursuant to the privilege of prepayment set forth in this Note equals or exceeds the amount of such required installment of principal.~~



All parties to this Note, whether principal, surety, guarantor or endorser, hereby waive presentment for payment, demand, protest, notice of protest and notice of dishonor.

Signed ~~and sealed~~ the day and year first above written.

THE PAVILION CARE CENTER, LLC, an Ohio limited liability company

~~[SEAL]~~

By [signature]
David A. Tenwick, Manager

~~ATTEST:~~

THIS IS TO CERTIFY that this is the Note described in and secured by Mortgage of even date herewith and in the same principal amount as herein stated and secured by real estate situated in **Shelby** County, Ohio.

Dated: **November 20, 2007** ~~19~~. [signature]

NOTARIAL SEAL — STATE OF OHIO

CHRISTOPHER J. DUSSEAU
ATTORNEY AT LAW
Notary Public
Notary Public, State of Ohio
My Commission Has No Expiration Date
Section 147.03 ORC

For purposes of compliance with Section 223(a)(7) of the National Housing Act, the contract of mortgage insurance regarding FHA Project No. 043-22013 is transferred to FHA Project No. 043-22028, and said contract of mortgage insurance is hereby amended to reflect the terms, conditions and provisions of the National Housing Act as evidenced by the Federal Housing Commissioner's endorsement for insurance of this Note dated as of November 27, 2007, executed by The Pavilion Care Center, LLC, an Ohio limited liability company ("Maker"), and payable to Red Mortgage Capital, Inc., an Ohio corporation, in the amount of $2,108,800.00.

STATE OF OHIO

LOAN NO. **043-22028**

Mortgage Note

THE PAVILION CARE CENTER, LLC
TO
RED MORTGAGE CAPITAL, INC.
No. 043-22028

Insured under **Section 232, pursuant to Section 223(f)** of the National Housing Act and Regulations published thereunder

In effect on October 19, 2007

~~To the extent of advances approved by the Secretary of Housing and Urban Development acting by and through the Federal Housing Commissioner~~

~~By~~ ~~(Authorized Agent)~~

~~Date~~

A total sum of $2,108,800.00 has been approved for insurance hereunder by the Secretary of Housing and Urban Development acting by and through the Federal Housing Commissioner

By [signature] *(Authorized Agent)*

Date November 27, 2007

Reference is made to the Act and to the Regulations thereunder covering assignments of the insurance protection on this note.

43598-P Rev. 3/71 HUD-Wash., D.C.

Columbus 10267195.2

RIDER TO MORTGAGE NOTE

This Rider to Mortgage Note (this "Rider") is attached to and made a part of the Mortgage Note (the "Note") from **THE PAVILION CARE CENTER, LLC**, an Ohio limited liability company (the "Maker"), to **RED MORTGAGE CAPITAL, INC.**, an Ohio corporation, dated as of November 27, 2007.

      1.   <u>Prepayment</u>. (a)   Except as hereinafter set forth, Maker shall not have the right to prepay the indebtedness evidenced hereby in whole or in part at any time prior to December 31, 2008 (the "Lockout Termination Date"). Maker shall have the right, on or after the Lockout Termination Date, to prepay the indebtedness evidenced hereby in whole or in part on the last business day of any calendar month after such date during the term hereof upon at least thirty (30) days prior written notice to the holder of this Note, which notice shall specify the date on which the prepayment is to be made, the principal amount of such prepayment and the total amount to be paid. In the event of any prepayment of principal at any time on or after the Lockout Termination Date, the Maker shall concurrently pay to the holder of this Note (i) interest on the amount prepaid through and including the last day of the month in which the prepayment is made and (ii) a prepayment premium equal to the following designated percentages of the amount of the principal of this Note to be so prepaid with respect to any prepayment which occurs during the following indicated time periods:

Time of Prepayment	Prepayment Premium
from December 31, 2008 through December 30, 2009	9.0%
from December 31, 2009 through December 30, 2010	8.0%
from December 31, 2010 through December 30, 2011	7.0%
from December 31, 2011 through December 30, 2012	6.0%
from December 31, 2012 through December 30, 2013	5.0%
from December 31, 2013 through December 30, 2014	4.0%
from December 31, 2014 through December 30, 2015	3.0%
from December 31, 2015 through December 30, 2016	2.0%
from December 31, 2016 through December 30, 2017	1.0%
from December 31, 2017 and thereafter	0.0%

Notwithstanding any partial prepayment of principal made pursuant to the privilege of prepayment set forth in this Note, the Maker shall not be relieved of its obligations to make scheduled monthly installments of principal and interest as and when such payments are due and payable under this Note.

      (b)   Notwithstanding any prepayment prohibition imposed and/or premium required by this Note with respect to prepayments made prior to December 31, 2016, the indebtedness evidenced by this Note may be prepaid in whole or in part on the last business day of any calendar month without the consent of the holder of this Note and without prepayment premium if the Federal Housing Commissioner (the "Commissioner") determines that prepayment will avoid a mortgage insurance claim and is therefore in the best interests of the Federal

Government. The holder of this Note understands that the Commissioner will exercise its right to override the prepayment prohibition and/or prepayment premium contained herein only upon satisfaction of all of the following terms and conditions:

(i)   Maker has defaulted under this Note and the Commissioner has received notice of such default, as required by 24 C.F.R. §207.256;

(ii)   The Commissioner determines that the project financed with the proceeds of this Note has been experiencing a net income deficiency, which has not been caused solely by management inadequacy or lack of interest by Maker, and which is of such magnitude that Maker is currently unable to make required debt service payments, pay all project operating expenses and fund all required HUD reserves;

(iii)   The Commissioner finds there is reasonable likelihood that Maker can arrange to refinance the loan evidenced by this Note at a lower interest rate or otherwise reduce the debt service payments through partial prepayment; and

(iv)   The Commissioner determines that refinancing the loan evidenced by this Note at a lower rate or partial prepayment is necessary to restore the said project to a financially viable condition and to avoid an insurance claim.

(c)   Notwithstanding the provisions of Paragraph 1(a) above, the provisions of Paragraph 1(a) shall not apply, and no prepayment premium shall be collected by the holder of this Note, with respect to any prepayment which is made by or on behalf of the Maker from insurance proceeds as a result of damage to the mortgaged premises or condemnation awards which, at the option of the holder of this Note, may be applied to reduce the indebtedness of Maker evidenced hereby pursuant to the terms and provisions of the Mortgage Deed (the "Mortgage") of even date given by Maker to the holder of this Note to secure said indebtedness. Any prepayment made pursuant to this Paragraph 1(c) shall be deemed to have been made on the last day of the month in which such payment is received by holder and shall include interest on the amount prepaid through and including the last day of the month in which the prepayment is made.

(d)   Notwithstanding the provisions of Paragraph 1(a) above, the provisions of Paragraph 1(a) shall not apply, and no prepayment premium shall be collected by the holder of this Note, in the event that the maximum principal amount of this Note is reduced (or a partial prepayment is made) solely as the result of a mortgage reduction (or a partial prepayment) required by the Commissioner based upon any cost certification or other report required to be provided by the Maker to the Commissioner subsequent to the date hereof. Any prepayment made pursuant to this Paragraph 1(d) shall be deemed to have been made on the last day of the month in which such payment is received by holder and shall include interest on the amount prepaid through and including the last day of the month in which the prepayment is made.

2.   Late Charges. In the event any installment or part of any installment due under this Note becomes delinquent for more than fifteen (15) days, there shall be due, at the option of the

holder of this Note, in addition to other sums due hereunder, a late charge in an amount equal to two percent (2%) of the amount of principal and/or interest so delinquent. Whenever, under the law of the jurisdiction where the property is located, the amount of any such late charge is considered to be additional interest, this provision shall not be effective if the rate of interest specified in this Note, together with the amount of the late charge, would aggregate an amount in excess of the maximum rate of interest permitted and would constitute usury.

3.   Method of Payment. All payments to reduce the principal balance hereunder, other than regularly scheduled payments of principal, and all late charges and other amounts required to be paid hereunder, other than regularly scheduled installments of interest, shall be made to the holder of this Note in immediately available Federal Funds. Payments received after 12:00 noon Eastern time will be deemed to have been received on the next following business day.

4.   Non-Recourse. Notwithstanding any other provision contained in this Note or the Mortgage to the contrary, it is agreed that the execution of this Note shall impose no personal liability on the Maker hereof for payment of the indebtedness evidenced hereby and in the event of a default, the holder of this Note shall look solely to the property described in the Mortgage and/or any security agreement and to the rents, issues and profits thereof in satisfaction of the indebtedness evidenced hereby and will not seek or obtain any deficiency or personal judgment against the Maker hereof except such judgment or decree as may be necessary to foreclose and bar its interest in the property described in the Mortgage and all other property mortgaged, pledged, conveyed or assigned to secure payment of this Note except as set out in the Mortgage.

IN WITNESS WHEREOF, the undersigned Maker has executed this Rider as of the date first above written.

MAKER:

THE PAVILION CARE CENTER, LLC,
an Ohio limited liability company

By:

David A. Tenwick, Manager